UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

KSW, INC.

(Name of Subject Company)

KOOL ACQUISITION CORPORATION

(Offeror)

KOOL ACQUISITION LLC

(Parent of Offeror)

(Names of Filing Persons)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

48268R106

(CUSIP Number of Class of Securities)

Richard O’Toole

Executive Vice President

Kool Acquisition LLC

c/o The Related Companies, L.P.

60 Columbus Circle

New York, NY 10023

Telephone: (212) 801-1000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jonathan Klein

Tristram Cleminson

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York 10020-1104

Telephone: (212) 335-4500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$32,067,126.00	$3,674.89

*	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $5.00 cash per share (i) all 6,386,625 outstanding shares of common stock, par value $0.01 per share, of KSW, Inc.; and (ii) 134,001 shares of common stock, par value $0.01 per share, of KSW, Inc., issuable pursuant to outstanding options with an exercise price less than $5.00 per share, which is calculated by multiplying the number of shares underlying an outstanding option with an exercise price less than $5.00 by an amount equal to $5.00 minus the exercise price for such option, in each case as of September 7, 2012, the most recent practicable date.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0001146.

☐    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☐     going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) is filed by Kool Acquisition Corporation, a Delaware corporation (“Offeror”) and a direct and wholly-owned subsidiary of Kool Acquisition LLC, a Delaware limited liability company (“Parent”) and a direct and wholly-owned subsidiary of The Related Companies, L.P., a New York limited partnership (“Parent Guarantor”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (each a “Share” and collectively, the “Shares”), of KSW, Inc., a Delaware corporation (“KSW”), at a purchase price of $5.00 per Share, net to the seller in cash, without interest (the “Offer Price”) and less taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 12, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Schedule TO is being filed on behalf of Offeror and Parent.

The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated by reference in answers to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1. SUMMARY TERM SHEET

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” and “Frequently Asked Questions” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a) The name of the subject company and the issuer of securities to which this Schedule TO relates is KSW, Inc. (“KSW”), a Delaware corporation. KSW’s principal executive offices are located at 37-16 23rd Street, Long Island City, New York 11101, and its telephone number is (718) 361-6500. The information set forth in Section 8 “Certain Information Concerning KSW” of the Offer to Purchase is incorporated herein by reference.

(b) This Schedule TO relates to the outstanding shares of common stock, par value $0.01 per share, of KSW. Based on information provided by KSW, as of September 7, 2012 there were 6,386,625 shares of common stock, par value $0.01 per share, of KSW issued and outstanding, 134,001 shares of common stock is subject to issuance pursuant to outstanding Stock Options of which all have an exercise price less than the Offer Price and 52,700 shares of common stock issued and held by KSW in its treasury. The information set forth in the “Introduction” section of the Offer to Purchase is incorporated herein by reference.

(c) The Shares are traded on The NASDAQ Stock Market under the symbol “KSW.” The information set forth in Section 6 “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a),(b),(c) The information set forth in Section 9 “Certain Information Concerning Offeror and Parent,” Schedule I “Managers and Executive Officers of Parent,” and Schedule II “Directors and Officers of Offeror” of the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

The information set forth in the “Summary Term Sheet,” “Frequently Asked Questions,” Section 1 “Terms of the Offer,” Section 2 “Acceptance for Payment and Payment for Shares,” Section 3 “Procedure for Accepting the Offer and Tendering Shares,” Section 4 “Withdrawal Rights,” Section 5 “Material U.S. Federal Income Tax Considerations,” Section 7 “Possible Effects of the Offer on the Market for the Shares; Stock Exchange

Listings(s); Registration under the Exchange Act; Margin Regulations,” Section 11 “Background of the Offer,” Section 12 “Purpose of the Offer; Plans for KSW; Stockholder Approval; Appraisal Rights,” Section 13 “The Transaction Documents” and Section 15 “Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)(1) Other than the transactions described in Item 5(b) below, during the past two years none of Parent or Offeror nor, to the best knowledge of Parent and Offeror, any of the persons listed in Schedule I “Managers and Executive Officers of Parent,” or Schedule II “Directors and Executive Officers of Offeror” of the Offer to Purchase has entered into any transaction with KSW or any of KSW’s affiliates that are not natural persons.

(a)(2) Other than the transactions described in Item 5(b) below, during the past two years none of Parent or Offeror nor, to the best knowledge of Parent and Offeror, any of the persons listed in Schedule I “Managers and Executive Officers of Parent,” Schedule II or “Directors and Executive Officers of Offeror” of the Offer to Purchase has entered into any transaction or series of similar transactions with any executive officer, director or affiliate of KSW that is a natural person with an aggregate value that exceeds $60,000.

(b) The information set forth in Section 7 “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listings(s); Registration under the Exchange Act; Margin Regulations,” Section 9 “Certain Information Concerning Parent and Offeror,” Section 11 “Background of the Offer,” Section 12 “Purpose of the Offer; Plans for KSW; Stockholder Approval; Appraisal Rights” and Section 13 “The Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a), (c)(1)-(7) The information set forth in Section 6 “Price Range of Shares; Dividends,” Section 7 “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listings(s); Registration under the Exchange Act; Margin Regulations,” Section 11 “Background of the Offer,” Section 12 “Purpose of the Offer; Plans for KSW; Stockholder Approval; Appraisal Rights” and Section 13 “The Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a), (b), (d) The information set forth in Section 10 “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a), (b) The information set forth in the “Introduction,” Section 9 “Certain Information Concerning Parent and Offeror,” Section 11 “Background of the Offer,” Section 12 “Purpose of the Offer; Plans for KSW; Stockholder Approval; Appraisal Rights,” Section 13 “The Transaction Documents,” Schedule I “Managers and Executive Officers of Parent,” and Schedule II “Directors and Executive Officers of Offeror” of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) The information set forth in Section 17 “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS

Not applicable.

ITEM 11. ADDITIONAL INFORMATION

(a)(1) Except as disclosed in Items 1 through 10 above and Exhibits of this Schedule TO, which are incorporated herein by reference, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) Parent, Offeror or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) KSW or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2)-(5) The information set forth in Section 7 “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listings(s); Registration under the Exchange Act; Margin Regulations,” Section 15 “Conditions of the Offer,” and Section 16 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 12. EXHIBITS

See Exhibit Index following the Signature Page.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

[Remainder of the page is intentionally left blank]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2012	KOOL ACQUISITION CORPORATION

	By:	/s/ Richard O’Toole
	Name:	Richard O’Toole
	Title:	Executive Vice President

Dated: September 12, 2012	KOOL ACQUISITION LLC

	By:	/s/ Richard O’Toole
	Name:	Richard O’Toole
	Title:	Executive Vice President

EXHIBIT INDEX

Exhibit Number	Document

(a)(1)(A)	Offer to Purchase, dated September 12, 2012.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(5)(A)	Joint Press Release, dated September 10, 2012, issued by Parent Guarantor and KSW (incorporated by reference to the Schedule TO-C filed by Offeror and Parent with the SEC on September 10, 2012).

(a)(5)(B)	Joint Press Release issued by Parent Guarantor and KSW, dated September 12, 2012.

(b)(1)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of September 7, 2012, by and among Parent, Offeror, Parent Guarantor (solely with respect to Section 9.12) and KSW (incorporated by reference to Exhibit 2.1 to KSW’s Current Report on Form 8-K, File No. 001-32865, filed with the SEC on September 10, 2012).

(d)(2)	Tender and Support Agreement, dated as of September 7, 2012, by and among Parent, Offeror and Mr. Floyd Warkol (incorporated by reference to Exhibit 10.1 to KSW’s Current Report on Form 8-K, File No. 001-32865, filed with the SEC on September 10, 2012).

(d)(3)	Confidentiality Agreement, dated June 22, 2012, by and between Parent Guarantor and KSW.

(g)	Not applicable.

(h)	Not applicable.

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